

06003727

AB 3/3/06

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden
hours per response......12.00

SEC FILE NUMBER
8- 17737

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2005 AND ENDING 12-31-2005

                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hazlett, Burt & Watson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 Chapline Street

(No. and Street)

Wheeling   WV   26003
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy M. Bidwell   (304) 233-3312

                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bodkin Wilson & Kozicki, PLLC

(Name – *if individual, state last, first, middle name*)

32 - Twentieth St., Suite 300, Wheeling, WV 26003
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Timothy M. Bidwell_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Hazlett, Burt & Watson, Inc._____ , as
of ___December 31_____ , 20_05_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
                                                Signature

                                        Executive Vice President
                                        _____
                                                Title

_____
Notary Public Expires 6-15-08

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAZLETT, BURT & WATSON, INC.
TABLE OF CONTENTS
DECEMBER 31, 2005 AND 2004

BODKIN WILSON & KOZICKI PLLC

CERTIFIED PUBLIC ACCOUNTANTS

John S. Bodkin, Jr., CPA
Dan E Wilson, CPA, MBA
Dennis A. Kozicki, CPA

The Maxwell Centre
32 Twentieth Street, Suite 300
Wheeling, West Virginia 26003

Weirton Office
3600 West Street, Suite 4
Weirton, West Virginia 26062

Janet L. Roset, CPA
Michael N. Deemer, CPA
Nancy Gwynn, CPA
Kelly J. Cupp, CPA, MPA

304 232-2280
Fax 304 232-2322
www.bwkcpas.com

304 748-5550
Fax 304 748-5551

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder
of Hazlett, Burt & Watson, Inc.:

We have audited the accompanying statements of financial condition of Hazlett, Burt & Watson, Inc., as of December 31, 2005 and 2004, and the related statements of income, changes in shareholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hazlett, Burt & Watson, Inc., as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 12 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wheeling, West Virginia,
January 27, 2006.

Bodkin Wilson + Kozicki PLLC

(1)

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
Cash	$ 88,217	$ 627,768
Receivables from broker-dealers	111,671	26,793
Receivables from customers	3,508,448	5,315,108
Receivables from officers and employees	22,844	38,214
Receivables from clearing broker	1,233,307	-
Firm trading account, at market value	430,881	421,719
Firm investment account, at market value	1,464,180	1,730,535
Exchange membership, at cost (market value $3,550,000 and $1,050,000, respectively)	79,500	79,500
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation of $343,191 and $318,554, respectively	122,495	137,923
Real estate and improvements at cost, less accumulated depreciation of $57,470 and $38,843, respectively	241,362	259,988
Other assets	436,053	655,519
	$ 7,738,958	$ 9,293,067

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:

	2005	2004
Payable to broker-dealers and clearing organizations	$ 121,868	$ 1,796,233
Payable to customers	2,516,591	1,862,338
Payable to banks	213,757	535,428
Accounts payable and accrued liabilities	653,593	724,156
	$ 3,505,809	$ 4,918,155

Shareholder's equity:

	2005	2004
Capital stock, $1.6667 par value, 250,000 shares authorized; 203,500 shares outstanding in 2005 and 2004	$ 339,173	$ 339,173
Less - Treasury stock, 2,000 shares in 2005 and 2004	(3,333)	(3,333)
Capital in excess of par value	400,754	400,754
Retained earnings	3,496,555	3,638,318
	$ 4,233,149	$ 4,374,912
	$ 7,738,958	$ 9,293,067

The accompanying notes are an integral part of these statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUES:		
Commissions on security transactions	$ 1,962,435	$ 2,041,177
Fee based revenues	1,631,309	1,464,817
Floor brokerage commissions	38,211	119,279
Income on firm trading and investments		
(consisting primarily of trading differentials in securities)	1,681,714	1,845,242
Interest and dividends	421,629	380,381
Miscellaneous fees and other income	729,601	639,044
Unrealized appreciation (depreciation) in the value of		
firm investment and trading accounts	(112,832)	120,629
	$ 6,352,067	$ 6,610,569
EXPENSES:		
Employee compensation and benefits	$ 2,255,110	$ 2,205,323
Commissions	1,971,442	1,975,856
Communications and data processing	449,737	492,912
Interest	59,871	53,569
Rent and maintenance	185,966	192,053
Depreciation	65,447	67,997
General, administrative and other expenses	745,307	807,471
	$ 5,732,880	$ 5,795,181
Net income	$ 619,187	$ 815,388
Earnings per share based upon net income	$ 3.04	$ 4.01

The accompanying notes are an integral part of these statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Capital Stock		Capital in Excess of Par Value	Retained Earnings	Treasury Stock	
	Shares	Dollars			Shares	Dollars
Balance, December 31, 2003	203,500	$ 339,173	$ 400,754	$ 3,465,955	2,000	$ (3,333)
Net income for the year ended December 31, 2004				815,388		
Distribution to shareholder during the year ended December 31, 2004				(643,025)		
Balance, December 31, 2004	203,500	$ 339,173	$ 400,754	$ 3,638,318	2,000	$ (3,333)
Net income for the year ended December 31, 2005				619,187		
Distribution to shareholder during the year ended December 31, 2005				(760,950)		
Balance, December 31, 2005	203,500	$ 339,173	$ 400,754	$ 3,496,555	2,000	$ (3,333)

The accompanying notes are an integral part of these statements.

(4)

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Cash Flows from Operating Activities:		
Cash received from brokerage operations	$ 5,269,709	$ 7,067,586
Interest and dividends received	421,629	380,381
Cash paid to suppliers and employees	(4,697,981)	(4,709,397)
Interest paid	(59,871)	(53,569)
Cash paid to others - net	(745,307)	(807,471)
Net cash provided by operating activities	$ 188,179	$ 1,877,530
Cash Flows from Investing Activities:		
Payment for purchase of equipment	$ (31,359)	$ (73,676)
Proceeds from sale of investment securities	386,251	202,625
Net cash provided by investing activities	$ 354,892	$ 128,949
Cash Flows from Financing Activities:		
Distributions to shareholder	$ (760,950)	$ (643,025)
Payment of short term borrowing	(321,672)	(892,684)
Net cash used by financing activities	$ (1,082,622)	$ (1,535,709)
Net increase (decrease) in cash	$ (539,551)	$ 470,770
Cash at beginning of year	627,768	156,998
Cash at end of year	$ 88,217	$ 627,768
Reconciliation of Net Income to Net Cash Flows from Operating Activities:		
Net income	$ 619,187	$ 815,388
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	65,447	67,997
(Increase) decrease in:		
Net receivables - customers	2,460,913	(453,736)
Other assets	234,836	(167,976)
Trading securities	(9,162)	404,966
Investment securities, net	(119,896)	(287,700)
Increase (decrease) in:		
Net payables to broker-dealers and clearing organizations	(2,992,584)	1,173,868
Accounts payable and accrued liabilities	(70,562)	324,723
Net cash provided by operating activities	$ 188,179	$ 1,877,530

The accompanying notes are an integral part of these statements.

1. **Summary of Significant Accounting Policies**

    Organization and Nature of Business - The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the New York Stock Exchange and the National Association of Securities Dealers (NASD). The Company is a West Virginia S Corporation that is a wholly owned subsidiary of HB&W, Inc.

    Basis of Accounting - The financial statements are presented using the accrual method of accounting.

    Security Transaction Accounting – Firm securities transactions effected in the firm investment account are recorded on a trade date basis. All other firm proprietary and customer security transactions along with related commission revenues and expenses are recorded on a settlement date basis. Settlement is generally required on the third business day following the trade date.

    Firm Trading and Investment Accounts - Securities in the firm trading and investment accounts are carried at market value. Changes in unrealized appreciation or depreciation on the firm trading and investment accounts are reflected in the results of operations along with dividend or interest income from such securities.

    Depreciation - Depreciation on real estate and improvements, furniture, equipment and leasehold improvements is provided using various methods over their estimated useful lives of five to thirty nine years.

    Statement of Cash Flows - For purposes of the statement of cash flows, cash as presented on the statement, represents cash in banks.

    Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

2. **Lease Commitments**

    The Company leases office facilities and equipment under noncancelable leases which expire at different dates from 2006 through 2008. Certain existing leases contain renewal options. Minimum lease payments under these operating leases are as follows:

2006	$	152,921
2007		96,836
2008		10,653
	$	260,410

3. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to other broker-dealers and clearing organizations result from normal trading and borrowing transactions.

	2005	2004
Receivables -		
Dividends and interest	$ 4,485	$ 26,565
Securities failed-to-deliver	107,186	228
	$ 111,671	$ 26,793
Receivable from clearing broker	$ 1,233,307	$ -
Payables -		
Payable to clearing organization and other brokers	$ 121,901	$ 682,565
Payable to clearing broker	$ -	$ 1,113,668

4. Net Capital Requirement

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule requires that the ratio of aggregate indebtedness to net capital not exceed 15 to one. At December 31, 2005, the Company's ratio of aggregate indebtedness to net capital was approximately 1.27 to one and net capital, as computed in accordance with Rule 15c3-1, was $2,755,069 as compared to a minimum net capital requirement of $250,000.

5. Employee Benefits

The Company has a discretionary, trusteed profit sharing 401(k) plan covering substantially all employees who have attained age 21 and one year of service. The plan is funded through contributions of both employee and employer. The 401(k) provision of the plan was implemented during 2004 and called for a mandatory 3% safe harbor employer contribution of all eligible employee earnings. The safe harbor contribution was $82,736 for 2005 and $76,449 for 2004 and is included in the Company's total contribution. The Company's total contribution was $247,830 for 2005 and $231,308 for 2004.

6. Earnings Per Share

Earnings per share are calculated based upon the weighted average number of shares issued during 2005 and 2004. There are no common stock equivalents.

7. Payable to Banks

The Company maintains various lines of credit at local banks which total $1,850,000. As of December 31, 2005, the Company had utilized $213,757 on these lines of credit, leaving a balance available of $1,636,243. These lines of credit are unsecured, are payable on demand and carry interest rates ranging from 6.75% to 7.00%.

The Company also maintains a $15,000,000 brokerage credit agreement. As of December 31, 2005, the Company had collateralized $3,183,130 of this credit line and had not drawn on the available credit. The available credit was collateralized by $2,132,025 in customer's margined securities, $1,160,950 in firm owned securities, and $1,247,642 in related household securities. This credit agreement is payable on demand, and bears a variable interest rate of 5.32%.

8. Income Taxes

The Company has elected by unanimous consent to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal or State corporate income taxes on its taxable income. Instead, all taxable income flows through to the shareholder. (See Note 10).

9. Firm Trading and Investment Accounts

The statements of financial condition reflect the market value of firm trading and investment accounts. The related cost and unrealized appreciation (depreciation) are as follows:

	December 31			
	2005		2004	
	Firm Trading	**Investment**	Firm Trading	Investment
Cost	$ 431,426	$ 617,000	$ 421,130	$ 771,624
Market	430,881	1,464,180	421,719	1,730,535
Unrealized Appreciation (Depreciation)	$ (545)	$ 847,180	$ 589	$ 958,911

Gross realized gains from the sale of investing securities were $213,611 in 2005 and $159,096 in 2004 which is included in Income on Firm Trading and Investments.

9. **Firm Trading and Investment Accounts (Continued)**

Investment securities at market value are as follows:

	2005	2004
Marketable corporate stocks	$ 1,160,950	$ 1,650,375
Non-marketable stock and warrants	303,230	80,160
	$ 1,464,180	$ 1,730,535

Trading securities at market value are as follows:

	2005	2004
Government agencies	$ 361,584	$ 329,345
Brokered CD	-	19,876
Corporate bonds	14,556	5,005
Mutual funds	-	57,836
State and municipal obligations	14,687	9,657
Corporate stocks	40,054	-
	$ 430,881	$ 421,719

10. **Related Party Transactions**

During 1999 a West Virginia Corporation, HB&W, Inc. was formed to serve as a holding company for Hazlett, Burt & Watson, Inc. and Security National Trust Co. Security National Trust Co. is a national nondepository bank that provides trust and custodial services. Both Hazlett, Burt & Watson, Inc. and Security National Trust Co. are 100% owned subsidiaries of HB&W, Inc.

Hazlett, Burt & Watson, Inc. has paid for various costs for HB&W, Inc. and this amount is reflected within the "Other Assets" section of the statements of financial condition as a receivable. As of December 31, 2005 and 2004, Hazlett, Burt & Watson, Inc. is owed $123,770 and $281,270 from HB&W, Inc.

In addition Hazlett, Burt & Watson, Inc. periodically provides brokerage, clerical, computer support and miscellaneous services at cost and leases office space to Security National Trust Co. in the Wheeling, West Virginia office. The terms of the lease require Security National Trust Co. to pay $30,000 per year for the period January 1, 2005 through December 31, 2009.

Security National Trust Co. has also entered into a one year lease, beginning January 1, 2005, to sub-lease office space and furniture from Hazlett, Burt & Watson, Inc. at the Lancaster, Pennsylvania location for $18,000 per year. Security National Trust Co. has exercised their option to renew the lease for one 12-month period under the same terms.

Security National Trust Co. acts as Trustee and Custodian of the Hazlett, Burt & Watson, Inc. Profit Sharing 401(k) Plan, which Plan has been adopted by both companies for substantially all of its employees. Security National Trust Co. charges the standard and customary fees for providing these services.

11. Financial Instruments with Off -Balance-Sheet Risk

In the normal course of business, the Company's customer and broker activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or reduces excess positions, when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company might be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls the risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

12. Concentrations of Credit Risk

The Company currently maintains operations in Wheeling and Vienna, West Virginia and in Lancaster, Pennsylvania. At these locations the Company engages in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

As of December 31, 2005, Hazlett, Burt & Watson, Inc. maintains several bank accounts at various banks. Accounts at a banking institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Cash at several of these institutions exceeded federally insured limits. The amount in excess of the FDIC limit totaled $499,194.

13. Cash Segregated Under Federal Regulations

Included in the cash account on the statements of financial condition is cash of $1,000 that has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

14. Commitments

As of December 31, 2004 the Company had entered into employment agreements with certain employees. The initial agreements expire on December 31, 2008 and automatically renew for an additional one year period at the end of each year. In the event employment is terminated (other than voluntarily by the employee or by the Company for cause in all agreements or upon disability in one of the agreements), the Company is committed to pay various benefits, including monthly severance of not more than $35,000 per month. The benefits are to be paid from the date of termination over varying lengths of time in accordance with the terms of each agreement.

15. Other Assets

Included in "Other assets" are deposits with clearing organizations in the amount of $118,000, consisting of $116,750 in cash and $1,250 in preferred stock, as of December 31, 2005. As of December 31, 2004 the Company had deposits in the amount of $162,000, consisting of $160,750 in cash and $1,250 in preferred stock.

16. Receivable From and Payable to Customers

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

17. Exchange Membership

The Company's exchange membership, which represents an ownership interest in the exchange and provides the Company with the right to conduct business on the exchange, is recorded at cost.

In December 2005, the member owners of the New York Stock Exchange, Inc. (NYSE) voted to approve a merger between the non-regulatory exchange operations of the NYSE and Archipelago, an all-electronic stock exchange specializing in trading a variety of securities listed on other exchanges. The proposed merger has been submitted to the Securities and Exchange Commission (SEC) for final approval. At the present time, the proposal is in a waiting period intended to allow interested parties to comment on the proposal.

17. Exchange Membership (Continued)

The terms of the proposed merger call for each NYSE member to receive approximately $300,000 in cash, and 80,177 shares of the newly merged company (NYSE Group) in exchange for their membership or "Seat" on the Exchange. Each member wishing to maintain physical access to the Exchange would be required to lease an annual trading license. Those firms only wishing to remain affiliated with the regulatory component of the NYSE, without leasing a license, may elect to remain under the regulatory jurisdiction of the NYSE. In the event the SEC approves the merger, it is not the intent of Hazlett, Burt & Watson, Inc. to lease a trading license, but has requested to remain under the regulation of the NYSE.

It is not clear at this time whether or not the merger will be approved by the SEC.

HAZLETT, BURT & WATSON, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS IN SUPPORT OF SPECIAL RESERVE BANK ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2005

Computation of total credits:

Free credit balances and other credit balances in customers' security accounts	$	2,442,524
Customers' securities failed to receive		45,080
Dividends and interest payable to customer		8,550
CNS net reconciliation		73,759
Other miscellaneous haircuts and charges		3,534
Payable to banks		213,781
	$	2,787,228

Computation of total debits:

Debit balance in customers' cash and margin accounts- Total customer debit balances (excluding accounts of officers of $1,080,300)	$	2,428,148
Minus 1% haircut		(24,281)
Dividends and interest receivable		4,485
Other miscellaneous		1,340,493
	$	3,748,845

Reserve computation:

Excess of total credits over total debits required to be on deposit in reserve bank account		None
Amount held on deposit in "Reserve Bank Account", including value of qualified securities, at end of reporting period	$	1,000
Amount of deposit		N/A
New amount in Reserve Bank Account after adding deposit	$	1,000
Date of deposit		N/A

Note: No material differences exist between this schedule and Part II of the unaudited FOCUS Report dated December 31, 2005, filed by the Company, other than reclassifications between total credits and total debits, plus minor audit adjustments.

HAZLETT, BURT & WATSON, INC.
COMPUTATION OF NET CAPITAL UTILIZING THE BASIC METHOD
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2005

Total shareholder's equity	$	4,233,149
Less - Non allowable assets:		
Securities owned not readily marketable	$	303,230
Exchange membership, at cost		79,500
Investment in and receivable from affiliate		124,228
Property, furniture and equipment		363,857
Prepaid expenses and other assets		219,408
Loans and advances		22,844
Total nonallowable assets	$	1,113,067
Less - Capital charges:		
Percentage charge on market value of securities in trading		
and investment accounts and undue concentrations		365,013
Total nonallowable assets and capital charges	$	1,478,080
Adjusted net capital	$	2,755,069
Computation of aggregate indebtedness:		
Payable to clearing organization	$	73,759
Bank loan - customer collateral		213,757
Failed to receive		45,080
Customers' security accounts - including free credit		
balances of $2,196,073		2,516,591
Accounts payable and accrued expenses		653,593
Aggregate indebtedness	$	3,502,780
Aggregate indebtedness as a percentage		
of adjusted net capital		127%
Reconciliation with Hazlett, Burt & Watson, Inc. calculation:		
Net capital, as reported in the Company's Part II		
Focus Report	$	2,755,069
Net audit adjustment		-
Net capital per above	$	2,755,069

HAZLETT, BURT & WATSON, INC.
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2005

Number of Items

Customers' fully paid and excess margin securities
  not in the respondent's possession or control as of
  December 31, 2005, (for which instructions
  to reduce to possession or control had been
  issued as of December 31, 2005 but for which
  the required action was not taken by respondent
  within the time frames specified under Rule 15c3-3)   None

Customers' fully paid securities and excess margin
  securities for which instructions to reduce to possession
  or control had not been issued as of December 31,
  2005, excluding items arising from "temporary lags
  which result from normal business operations" as
  permitted under Rule 15c3-3   None

Note: No material differences exist between this schedule and Part II of the unaudited FOCUS Report dated December 31, 2005, filed by the Company.

Bodkin Wilson & Kozicki PLLC
CERTIFIED PUBLIC ACCOUNTANTS

John S. Bodkin, Jr., CPA
Dan E Wilson, CPA, MBA
Dennis A. Kozicki, CPA

Janet L. Roset, CPA
Michael N. Deemer., CPA
Nancy Gwynn, CPA
Kelly J. Cupp, CPA, MPA

The Maxwell Centre
32 Twentieth Street, Suite 300
Wheeling, West Virginia 26003

304 232-2280
Fax 304 232-2322
www.bwkcpas.com

Weirton Office
3600 West Street, Suite 4
Weirton, West Virginia 26062

304 748-5550
Fax 304 748-5551

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholder
of Hazlett, Burt & Watson, Inc.:

In planning and performing our audit of the financial statements of Hazlett, Burt & Watson, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following: (1) Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13; (3) Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets

for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wheeling, West Virginia,
January 27, 2006.

Bodkin Wilson & Koyelui PLLC

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